SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                                 FORM S-2
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             Community Bancorp.
          (Exact name of registrant as specified in its charter)

                                 Vermont
      (State or other jurisdiction of incorporation or organization)

                                 03-0284070
                   (I.R.S. Employer Identification No.)

             Derby Road, Derby, Vermont  05829   (802)334-7915
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

    Richard C. White, President        With a copy to:
    Community Bancorp.                 Denise J. Deschenes, Esq.
     Derby Road                        Primmer & Piper, P.C.
    P.O. Box 259, Derby, VT  05829     PO Box 159,  St. Johnsbury, VT  05819
    (802)334-7915                      (802)748-5061
         (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and from time to time thereafter.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933 check the following box.   [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box.   [x]

                     Calculation of Registration Fee

                                                 Proposed
Title of each                   Proposed         maximum
class of                        maximum          aggregate
securities to be  Amount to be  offering price   offering      Amount of
registered (1)    registered    per unit(2)      price(2)      Registration fee

Common Stock
$2.50 par value
per share         71,805 shs.   $ 18.25          $1,310,441.25 $397.10

<F01> Pursuant to Rule 416(a) of the Commission the registrant intends to include in this registration any additional shares issued as stock dividends or pursuant to stock splits with respect to the shares listed in the table.

<F02> Solely for purposes of this table, and pursuant to Rule 457(c), based on the average bid and asked prices for the Company's common stock on December 18, 1996.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.



PROSPECTUS
                            COMMUNITY BANCORP.

                       71,805 Shares of Common Stock
                        (par value $2.50 per share)
                             ______________

     This Prospectus relates to the offering of up to 71,805 shares of Common Stock, par value $2.50 per share (the "Common Stock") of Community Bancorp., (the "Company") by certain selling stockholders who are directors and/or executive officers of the Company and who may be deemed to be affiliates of the Company (the "Selling Stockholders") under applicable rules of the Securities and Exchange Commission. See "Selling Stockholders." The Common Stock was acquired by the Selling Stockholders from the Company in various registered offerings, pursuant to stock dividends or pursuant to conversion of convertible debentures of the Company. In addition, shares of the Common Stock may have been acquired by Selling Stockholders in secondary transactions, including purchases through brokers and privately negotiated purchases not involving any broker or dealer. This Prospectus also relates to shares of the Company's Common Stock that may be issued to the Selling Stockholders upon conversion in the future of convertible debentures held by them. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.

     The Common Stock may be offered by the Selling Stockholders from time to time in negotiated transactions, at fixed prices which may be changed, at trading prices prevailing at the time of sale, at prices related to such prevailing trading prices or at negotiated prices. The Selling Stockholders may effect such transactions directly with the purchaser of the stock or by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders may also offer and sell the Common Stock from time to time in reliance upon applicable exemptive provisions of the Securities Act of 1933 rather than pursuant to the Company's registration statement relating to the Common Stock offered hereby. See "Plan of Distribution."

     The Common Stock is not traded through the National Association of Securities Dealers Automated Quotation ("NASDAQ") system nor is it listed for trading on any securities exchange. There is no organized public trading market in the Common Stock and trading in the Common Stock is limited. There can be no assurance that a public trading market will ever develop in the future. See "Nature of Trading Market; Book Value." For information regarding the rights of the holders of the Common Stock see "Description of Common Stock."

     The Company is bearing expenses in connection with this offering in the amount of approximately $10,000, consisting primarily of legal and accounting charges.

     FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "INVESTMENT CONSIDERATIONS."

     THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL AGENCY.
                              ______________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AGENCY, NOR HAS THE COMMISSION OR ANY OTHER REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ______________

            The date of this Prospectus is ______________, 1996

                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission" or the "SEC"). Such proxy statements, reports and other information may be inspected without charge at the public reference facilities maintained at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 500, Chicago, Illinois 60621-2511; and 75 Park Place, 14th floor, New York, New York 10007. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a Registration Statement under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities to which this Prospectus relates. Summaries of and references to various documents in this Prospectus do not purport to be complete and in each case reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

     The principal executive offices of the Company are located at Derby Road, U.S. Route 5, Derby, Vermont 05829, telephone (802) 334-7915.

                         ________________________

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995; and

     2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1996.

     Any statement contained in a document incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any amendment or supplement hereto, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person (including a beneficial owner of the Company's Common Stock) to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated in this Prospectus by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to: Stephen P. Marsh, Vice President - Treasurer, Community Bancorp., P.O. Box 259, Derby Vermont 05829 (telephone (802) 334-7915).

                    ANNUAL REPORTS TO SECURITY HOLDERS

     The Company provides and will continue to provide its shareholders with an Annual Report not later than 120 days after the close of its fiscal year. Such report contains audited financial information about the Company, including a consolidated balance sheet as of the end of the fiscal year and a consolidated income statement and statement of changes in financial position for such fiscal year. The Company also provides its shareholders with other periodic reports which contain unaudited financial information and with proxy solicitation materials for its annual shareholders' meeting which contain information about the directors and executive officers of the Company.

                            PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated by reference herein.

                                THE COMPANY

     Community Bancorp. (the "Company") is a Vermont corporation and registered one-bank holding company which, through its subsidiary, Community National Bank (the "Bank"), is engaged in commercial and consumer banking in northern Vermont. The bank is a national bank and is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Company's and the Bank's principal offices are located on U.S. Route 5, Derby Road in Derby, Vermont. At September 30, 1996 the Company had total consolidated assets, deposits and stockholders' equity of approximately $208,759,297, $189,362,176 and $18,552,889, respectively.

     The Company is a legal entity separate and distinct from the Bank. The principal source of the Company's funds is dividends paid by the Bank. Various legal restrictions limit the extent to which the Bank can supply funds to the Company. See "INVESTMENT CONSIDERATIONS" and "REGULATION AND SUPERVISION."


                               THE OFFERING

Securities Offered and Purpose of the Offering. The offering relates to up to 71,805 shares of the Common Stock of the Company, $2.50 par value per share (the "Common Stock"), which may be offered for sale from time to time by certain stockholders, who are directors and/or executive officers of the Company and who may be considered "affiliates" of the Company (the "Selling Stockholders") under applicable rules of the Securities and Exchange Commission (the "SEC"). The shares included in the offering represent approximately 5.24% of the Company's outstanding Common Stock, and have been registered for sale with the SEC. The purpose of the registration of the shares with the SEC is to provide on-going liquidity for the Selling Stockholders should they need or desire to sell some or all of their shareholdings in the Company. Unlike the Company's other shareholders, as affiliates the Selling Stockholders would otherwise be severely limited by applicable law in their ability to sell their Common Stock, and in some circumstances they might be effectively prohibited from selling such stock entirely. See "SELLING STOCKHOLDERS".

Offering Price and Plan of Distribution. This offering consists of shares of Common Stock already outstanding that are owned by the Selling Stockholders and shares that may be issued to them in the future upon conversion of the convertible debentures of the Company held by them. The Common Stock may be sold by them from time to time in negotiated transactions, at fixed prices which may be changed, at trading prices prevailing at the time of sale, at prices related to such prevailing trading prices or at negotiated prices. The Selling Stockholders may effect such transactions directly with the purchaser of the Common Stock or by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders may also offer and sell the Common Stock from time to time in reliance upon applicable exemptive provisions of the Securities Act of 1933 rather than pursuant to the Company's registration statement relating to the Common Stock offered hereby. See "PLAN OF DISTRIBUTION" and "SELLING SHAREHOLDERS."

The individual Selling Stockholders may sell their Common Stock from time to time in one or more transactions, or in their discretion may sell all of such stock as a block, in a single transaction.

Use of Proceeds. All of the Common Stock offered hereby is being sold by the Selling Stockholders, not the Company. Accordingly, the Company will not receive any proceeds from the sale of such stock. See "SELLING STOCKHOLDERS."

Investment Considerations. Prospective purchasers of the Common Stock should give special attention to certain factors discussed below under the caption "INVESTMENT CONSIDERATIONS," including statutory limitations on dividend payments, the absence of an established trading market in the Common Stock and antitakeover provisions in the Company's Articles of Association and By-laws.


                             THE COMMON STOCK

The rights of the Company's stockholders are governed generally by Vermont corporate law and the provisions of the Company's Articles of Association and By-laws. See "DESCRIPTION OF COMMON STOCK."

Voting Rights. Shareholders are entitled to one vote per share on all matters requiring shareholder action. See "DESCRIPTION OF COMMON STOCK."

Dividends. Shareholders are entitled to dividends when and as declared by the Board of Directors. Historically, the Company has paid quarterly cash dividends. See "DIVIDENDS." The Company's principal source of income for payment of dividends is dividend payments from the Bank. National banks are subject to statutory limitations on the amount of dividends they may pay. Bank holding companies are also subject to certain restrictions in the payment of dividends under certain circumstances. See "INVESTMENT CONSIDERATIONS."

Trading Market. There is no active public trading market in the Company's Common Stock and no assurance can be given that such a market will ever develop in the future, or if such a market develops, that it can be sustained over time. See "INVESTMENT CONSIDERATIONS" and "NATURE OF TRADING MARKET; BOOK VALUE."

Outstanding Shares. As of September 30, 1996, there were 1,369,274 shares of Common Stock outstanding held by approximately 767 shareholders of record. The Company also had outstanding as of such date convertible debentures, which if fully converted on such date would have resulted in the issuance of an additional 25,807 shares of the Company's Common Stock. The Company also issues additional shares from time to time pursuant to its Dividend Reinvestment Plan and may issue shares in the future pursuant to the Company's Retirement Savings
Plan or as otherwise permitted by law.   See "DESCRIPTION OF COMMON STOCK."


                         INVESTMENT CONSIDERATIONS

     Before investing in the Common Stock offered hereby, prospective investors should consider carefully the information presented below.

Absence of Established Trading Market.

     The Common Stock is not quoted on NASDAQ nor is it listed for trading on any securities exchange. There is no active public trading market in such Common Stock and there can be no assurance that a trading market for the Common Stock will ever develop in the future, or if developed, that such a trading market would be sustained over time. The absence of an established trading market in the Common Stock adversely affects the liquidity of an investment in that stock inasmuch as investors who may wish or need to sell all or part of their investment in the stock may not be able to do so, or may have less control over the timing of such a sale. See "NATURE OF TRADING MARKET; BOOK VALUE."

Ability to Make Dividend Payments.

     Federal law limits the amount of cash dividends that the Bank may pay to the Company and could in some circumstances restrict the amount of dividends payable by the Company. The Company's ability to pay dividends to holders of the Common Stock is dependent on receipt of cash dividends from the Bank. Failure to obtain sufficient funds from the Bank to make periodic dividend payments would therefore adversely affect the Company's ability to pay dividends to the holders of Common Stock. See "DIVIDENDS" and "REGULATION AND SUPERVISION."

     The Board of Governors of the Federal Reserve System (the "FRB") has the power to prohibit the payment of dividends by a bank holding company if actions by such a company constitute an unsafe or unsound practice. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality, and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. FRB policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of the Company to pay cash dividends in some circumstances.

     The Bank's ability to make dividend payments to the Company is subject to the Bank maintaining profitable operations. There can be no assurance that future earnings will support dividend payments to the Company. As a national bank, the Bank's ability to pay dividends is subject to certain legal restrictions. Pursuant to the National Bank Act, no national bank may pay dividends from its capital. All dividends must be paid out of net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a dividend on its shares of common stock until the surplus funds equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of a bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half years in the case of annual dividends, are transferred to the surplus fund.

     Pursuant to federal regulations, the approval of the OCC is required prior to the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its retained net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Further, the OCC also has authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice.

     Federal law also prohibits FDIC-insured depository institutions from paying dividends or making capital distributions that would cause the institution to fail to meet minimum regulatory capital requirements.

Antitakeover Provisions.

     The provisions described below for classification of the Board of Directors and the availability for issuance of additional Common Stock, as well as certain provisions of state and federal law which may prohibit acquisition of control of the Company or the Bank without prior regulatory approval, could make it more difficult for a person or entity to acquire control of the Company without negotiating with the Board of Directors and could have the possible effect of deterring an offer for the Company at a substantial premium over the current trading price of the Company's Common Stock. See "DESCRIPTION OF COMMON STOCK."

Classified Board. The Company's Articles of Association provide for the division of the Company's Board of Directors into three classes having staggered terms of office, with approximately one third of the directors elected each year. The affirmative vote of at least 75 percent of the issued and outstanding shares is required in order to change the total number of directors fixed by the Board within the permissible range (between 9 and 25), and in order to amend or appeal the classification provisions.

Authorized Common Stock. The Company's Articles of Association authorize the Company to issue up to two million shares of Common Stock, $2.50 par value per share. As of September 30, 1996 approximately 1,369,274 shares of such Common Stock were issued and outstanding. As of September 30, 1996 the Company had reserved for issuance pursuant to the conversion rights under its outstanding debentures an additional 25,807 shares of Common Stock. Although the Board has no present intention of doing so, shares of authorized and unissued Common Stock could be issued in one or more transactions that would make a takeover of the Company more difficult. For example, additional shares could be issued by the Board, without seeking shareholder approval, to dilute the stock ownership of any person seeking to obtain control of the Company or could be privately placed with purchasers who would support the Board in opposing a hostile takeover attempt.

Competition, Economic Conditions and Government Regulation.

     The Company and the Bank operate in an increasingly competitive environment for banking and financial services and compete with a number of other commercial banks, savings and loan associations, money market funds, credit unions and other financial institutions, many of which have substantially greater financial resources than the Company. In addition, the banking business is significantly affected by general economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, interest rates, short money supply, scarce natural resources, and other factors are beyond the Company's control and could adversely affect its profitability. Further, the Company is subject to extensive governmental supervision, regulation and control, and there can be no assurance that future legislation, regulations or government policy will not adversely affect the banking industry or the operations of the Company and the Bank. See "THE COMPANY AND THE BANK" and "REGULATION AND SUPERVISION".

                           THE COMPANY AND BANK

Organization and Business.

     Community Bancorp. (the "Company") was organized under the laws of the State of Vermont in 1982 and became a registered bank holding company under the Bank Holding Company Act of 1956, as amended, in October 1983 when it acquired all of the voting shares of Community National Bank (the "Bank"). The Bank is the only subsidiary of the Company and principally all of the Company's business operations are presently conducted through it.

     The Bank was organized in 1851 as the Peoples Bank, and was subsequently reorganized as the National Bank of Derby Line in 1865. In 1975, after 110 continuous years of operation as the National Bank of Derby Line, the Bank acquired the Island Pond National Bank and changed its name to "Community National Bank."

     Community National Bank provides a complete range of retail and commercial banking services to the residents and businesses in northeastern Vermont. These services include checking, savings and time deposit accounts, mortgage, consumer and commercial loans, safe deposit and night deposit services, credit card services, and a full line of personal fiduciary services.

Competition and Market Areas.

     The Bank's seven offices are located in Orleans, Essex and Caledonia Counties in northeastern Vermont. Its primary service area is in the towns of Derby and Newport, Vermont, with approximately 64 percent of its total deposits as of December 31, 1995 derived from that area. The Bank's (and the Company's) main office is located on the Derby Road, Route 5 in Derby, Vermont.

     The Bank competes in all aspects of its business with other banks and credit unions in northern Vermont, including two of the largest banks in the state, which maintain branch offices throughout the Bank's service area. Historically, competition in Orleans and Essex Counties has come from The Chittenden Trust Company and The Howard Bank, N.A., a subsidiary of Banknorth Group, Inc., based in Burlington, Vermont. The Chittenden Trust Company maintains a branch office in Newport, and The Howard Bank maintains one office in Barton and one office in Orleans. The Bank also competes with the Newport branch offices of the Passumpsic Savings Bank, based in St. Johnsbury, and the Lyndonville Savings Bank and Trust Company, based in Lyndonville, and with two local credit unions for deposits and consumer loans. In 1995 the Bank opened its newest branch office, in St. Johnsbury in Caledonia County. Competitors of that branch include the locally-based Passumpsic Savings Bank, Citizens Savings Bank and Trust Company and Lyndonville Savings Bank and Trust Company, as well as with the local branch offices of The Howard Bank, N.A. and the Merchants Bank, both based in Burlington.

     With recent changes in applicable banking regulations and the continued evolution of the financial services industry, the competition for deposits and loans has broadened to include not only traditional rivals such as mutual savings banks and stock savings banks, but also several non-traditional rivals such as mutual funds and brokerage firms, mortgage companies, insurance companies and non-bank lending institutions such as finance companies. This trend of increasing competition in the financial services industry is likely to continue in the future.

     Although competition is strong, the Bank has to date successfully responded to that competition by offering quality products and services and by maintaining a strong community orientation. The Bank's commitment to the communities it serves is evidenced in various lending programs it has sponsored, such as its 1993 Community Booster Loan Program, involving more than $6 million in loans to small businesses, farmers and individuals at low fixed rates to stimulate the local economy, its lending activities through the Vermont Housing Finance Agency, the U.S. Veterans' Administration and its contributions to local charities and schools and its sponsorship of the Community Circle social club for senior citizens who are Bank depositors and the Community Business Circle
networking group for its business customers.   As a result of its strong ties to
the community the Bank's lending and investment activities are funded almost entirely by core deposits.

Employees.

     The Company does not have any employees. As of September 30, 1996, the Bank employed approximately 93 full-time employees and 33 part-time employees. Management of the Bank considers its employee relations to be good.

                        REGULATION AND SUPERVISION

Bank Holding Company Regulation.

     As a registered bank holding company, the Company is subject to on-going regulation, supervision and examination by the Board of Governors of the Federal Reserve System, under the Bank Holding Company Act of 1956, as amended (the "Act"). A bank holding company for example, must obtain the prior approval of the Board before it may merge or consolidate with another company or before it acquires all or substantially all of the assets of any bank, or acquires ownership or control of more than 5 percent of the voting shares of a bank. In addition, the Company is generally prohibited under the Act from engaging in, or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities unless the Federal Reserve, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to banking are: (1) making and servicing loans that could be made by mortgage, finance, credit card or factoring companies; (2) performing the functions of a trust company; (3) certain leasing of real or personal property; (4) providing certain financial, banking or economic data processing services; (5) except as otherwise prohibited by law, acting as an insurance agent or broker with respect to insurance that is directly related to the extension of credit or the provision of other financial services or, under certain circumstances, with respect to insurance that is sold in certain small communities in which the bank holding system maintains banking offices; (6) acting as an underwriter for credit life insurance and credit health and accident insurance directly related to extensions of credit by the holding company system; (7) providing certain kinds of management consulting advice to unaffiliated banks and non-bank depository institutions; (8) performing real estate appraisals; (9) issuing and selling money order and similar instruments and travelers checks and selling U.S. Savings Bonds; (10) providing certain securities brokerage and related services for the account of bank customers; (11) underwriting and dealing in certain government obligations such as bankers' acceptances and certificates of deposit; (12) providing consumer financial counselling; (13) providing tax planning and preparation services; (14) providing check guarantee services to merchants; (15) operating a collection agency; and (16) operating a credit bureau.

     The Company does not at present engage, directly or indirectly, in any non-banking activities, nor can any prediction be made as to which such activities, if any, the Company may subsequently engage in or when any such activities might be undertaken.

     Unless it meets specified regulatory criteria for well-capitalized institutions, a bank holding company must also obtain prior Federal Reserve approval in order to purchase or redeem its own stock if the gross consideration to be paid, when added to the net consideration paid by the company for all purchases or redemptions by the company of its equity securities within the preceding 12 months, will equal 10 percent or more of the company's consolidated net worth.

     Under the Riegle-Neal Interstate Banking and Efficiency Act of 1994 substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies have been eliminated effective September 29, 1995. The law will also permit interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date. Earlier this year the Vermont legislature adopted legislation "opting in" to interstate branching effective May 30, 1996, for banks from states with similar branching reciprocity for Vermont banks. The Company anticipates that the effect of the new laws may be to increase competition within the markets in which the Company operates, although the Company cannot predict the effect to which competition will increase in such markets or the timing of such increase.

     The Company is required to file with the Federal Reserve Board an annual report and such additional information as the Board may require pursuant to the
Act.   The Board may also make examinations of the Company and any direct or indirect subsidiary of the Company.

     The Company has registered its Common Stock under Section 12(g) of the Securities Exchange Act of 1934 and is required to file annual and periodic reports and proxy statements and other information with the Securities and Exchange Commission.

     The Company and the Bank as its subsidiary are considered "affiliates" for the purposes of Section 18(j) of the Federal Deposit Insurance Act, as amended, and Sections 23A and 23B of the Federal Reserve Act, as amended. Accordingly, they are subject to limitations with respect to the Bank's ability to make loans and other extensions of credit to or investments in the Company or in any other subsidiaries that the Company may acquire. All affiliate transactions must satisfy certain limitations and otherwise be on terms and conditions that are consistent with safe and sound banking practices. In that regard, the Bank may not purchase from any affiliate a low quality asset (as that term is defined in the Federal Reserve Act). In addition, transactions by the Bank with an affiliate must be on substantially the same terms as would be available to non-affiliates. The Company and the Bank are also prohibited by federal banking laws from engaging in certain tie-in arrangements in connection with any extension of credit or lease or sale of any property or the furnishing of services. For example, the Bank may not extend credit on the condition that the customer obtain some additional service from the Bank or the Company (other than certain routine banking services or relationships such as maintenance of a deposit account), or refrain from obtaining such service from a competitor.

Bank Regulation.

     The Bank is a national banking association and subject to the provisions of the National Bank Act and federal and state statutes and rules and regulations applicable to national banks. The primary supervisory authority for the Bank is the Comptroller of the Currency. The Bank is subject to periodic examination by the Comptroller and must file periodic reports with the Comptroller containing a full and accurate statement of its affairs. The Comptroller's examinations are designed for the protection of the Bank's depositors and not for its shareholders. The Bank is a member of the Federal Reserve System and is subject to applicable provisions of the Federal Reserve Act and the rules and regulations promulgated thereunder by the Board of Governors of the Federal Reserve System. The deposits of the Bank up to applicable limits are insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC"). Accordingly, the Bank is also subject to regulation by the FDIC.

     The statutes and regulations administered by these agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, dividends, and the establishment of branches and other banking facilities.

Regulatory Capital Requirements.

     Bank holding companies are required to comply with the Federal Reserve Board's risk- based capital requirements. Regulatory risk-based capital requirements take into account the differing risk profiles of banking organizations by assigning risk weights to both assets and off-balance-sheet exposures. In addition, capital is divided into two tiers. Tier 1 capital includes common stockholders' equity and qualifying preferred stock. Tier 2, or supplementary capital, includes, subject to certain limitations, limited-life preferred stock, mandatory convertible securities, subordinated debt and a portion of the reserve for credit losses. Total capital is defined as the sum of tier 1 and tier 2 capital.

     Banking organizations are currently required by federal regulation to meet a minimum total capital ratio of 8%, with at least one-half being in the form of tier 1 capital and a minimum tier 1 capital-to-risk adjusted assets ratio of 4%. Higher tier 1-to-risk-weighted assets and total capital ratios can be imposed on particular institutions at the discretion of the regulatory agencies. Banking organizations are also subject to a minimum leverage capital ratio, which is defined as the ratio of tier 1 capital to total adjusted quarterly average assets, of at least 3%. All but the most highly rated organizations are expected to maintain an additional cushion of at least 1% to 2% above the stated minimum. As of December 31, 1995 the Company's total capital ratio and tier 1 capital ratio were in excess of 19.31% and 8.86% respectively. The Company's leverage ratio as of such date was in excess of 9%.

     The Company's and the Bank's capital ratios as of December 31, 1995 not only met the minimum regulatory capital requirements, they also met the capital ratio aspects of the "well capitalized" category under the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) (see further discussion of FDICIA below). The "well capitalized" minimum ratios are 10% for total capital, 6% for tier 1 capital and 5% for leverage.

     Additional information regarding the Company's historical regulatory capital ratios is set forth in the Company's 1995 Annual Report to Shareholders, which accompanies this Prospectus.

Company Support of Subsidiary Banks.

     The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), among other things, imposes liability on an institution the deposits of which are insured by the FDIC, such as the Bank, for certain potential obligations to the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.

     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata, and to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support such subsidiaries. This support may be required at times when, absent such Federal Reserve policy, the Company may not find itself able to provide it.

     In the event of a receivership of a bank subsidiary, any obligation of such bank to an affiliate such as a bank holding company would be subordinated. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Community Reinvestment Act.

     The Bank is subject to the federal Community Reinvestment Act ("CRA"), which requires banks to demonstrate their commitment to serving the credit needs of low-income residents of their communities. The Bank participates in a variety of direct and indirect lending programs and other investments for the benefit of the low-income residents of its communities. The Bank received a rating of "Outstanding" at its last CRA examination conducted by the Comptroller of the Currency.

Deposit Insurance Premium Assessments.

     Under applicable federal laws and regulations, deposit insurance premium assessments to the Bank Insurance Fund ("BIF") are based on a supervisory risk rating system, with the most favorably rated institutions paying the lowest premiums. The deposits of the Bank are insured under the BIF. The Bank is currently in the most favorable deposit insurance assessment category, and pays the statutory annual minimum deposit premium assessment of $2,000.

FDICIA.

     FDICIA has provided for expanded regulation of financial institutions. The applicability of many of its provisions is based upon an institution's capital category in relation to the five categories established by FDICIA (for which the banking agencies have set specific capital ratio and other requirements). The federal banking agencies have issued regulations in a number of areas to implement FDICIA's provisions and these regulations impose progressively more restrictive constraints on the operations and management of banks, which are not at least "adequately capitalized," as they move into lower capital categories. As noted above, both the Company and the Bank have capital ratios that meet the requirements of the "well capitalized" category under the FDICIA.

     Additionally, the regulations issued by the banking agencies under FDICIA, among other things: establish a risk-based system for deposit insurance premiums; limit the ability of many banks to use brokered deposits; increase requirements related to independent audits; restrict investments and activities of state-chartered banks; set standards for real estate lending; increase lending restrictions with respect to a bank's executive officers and directors, and establish standards in a number of areas with respect to safety and soundness.

     It is anticipated that FDICIA, and the regulations promulgated thereunder, will continue to result in more limitations on banking activities generally, and increased costs for the Company, the Bank and the banking industry as a whole because of higher FDIC assessments, and higher costs of compliance, documentation and recordkeeping.

Effects of Government Monetary Policy.

     The earnings of the Bank are affected by general and local economic conditions and by the policies of various governmental regulatory authorities. In particular, the Federal Reserve Board regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open market operations and United States Government Securities, varying the discount rate on member bank borrowings and setting reserve requirements against member and nonmember bank deposits. Federal Reserve Board monetary policies have in the past had a significant effect on the operating results of commercial banks, including the Bank, and are expected to continue to do so in the future.

                              USE OF PROCEEDS

     The Common Stock offered hereby is being sold by the Selling Stockholders, not the Company. (See "SELLING STOCKHOLDERS.") Accordingly, the Company will not receive any of the proceeds from the sale of the Common Stock in this Offering.

                   NATURE OF TRADING MARKET; BOOK VALUE

Trading Market.

     The Common Stock is not traded through the NASDAQ system, nor is it listed for trading on any securities exchange. There is at present no established public trading market for the Company's Common Stock and no assurance can be given that a market will develop in the future, or that if such a market were to develop, that it could be sustained. While the brokerage firms of First Albany Corp., Smith Barney Shearson, Dean Witter Reynolds Inc. and A.G. Edwards generally attempt to match buyers and sellers of the Company's stock when they receive buy or sell orders, trading is not active. In addition there are occasional trades through other brokerage firms or as a result of private transactions not involving any broker or dealer. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and willing sellers of the stock at any given time and such presence is, in turn, dependent upon the individual decisions of purchasers and sellers over which neither the Company nor any broker or dealer has control.

     The table below sets forth the ranges of high and low per share purchase prices for the Company's Common Stock, and the trading volume, in trades effected through First Albany Corp. (the only brokerage firm from which the Company receives such information) during each calendar quarter for the last three years and during the first three quarters of 1996. The information in the table does not reflect all trades in the Common Stock during the periods shown and may reflect as few as a single transaction during the periods reported on. Purchase prices shown are gross prices paid by the purchasers and do not reflect the amount received by the sellers net of any fees or commissions.

                         1st Quarter   2nd Quarter   3rd Quarter    4th Quarter
1996
 Purchase Price
     High............    $17.25        $18.00        $19.00
     Low.............    $16.50        $17.50        $17.50
Trading Volume.......    3,945 shs.    5,062 shs.    6,709 shs.

1995
 Purchase Price
     High............    $17.00        $17.50        $17.50         $17.50
     Low.............    $16.50        $16.75        $17.00         $17.00
Trading Volume.......    4,548 shs.    7,180 shs.    3,565 shs.     3,012 shs.

1994
 Purchase Price
     High............    $18.00        $18.50        $19.00         $18.50
     Low.............    $16.50        $17.00        $17.91         $16.25
Trading Volume.......    10,445 shs.   8,513 shs.    3,845 shs.     5,480 shs.

1993
 Purchase Price
     High............    $14.50        $15.00        $15.50         $16.75
     Low.............    $13.50        $13.625       $14.50         $15.50
Trading Volume.......    12,483 shs.   10,615 shs.   7,769 shs.     4,448 shs.

     Management of the Company does not know the price at which all trades were conducted during the periods indicated and the prices set forth above might not be indicative of the prices that might have been obtained had there been an active, established trading market in the Common Stock. In addition past trading prices are not necessarily indicative of future trading prices.

Book Value.

     The table below shows the per share book value of the Common Stock outstanding as of the dates indicated. Except for year-end figures, which are based on audited financial information, the book values below are based on unaudited financial information as of the dates indicated.

                                 1996      1995      1994      1993

March 31...............          $13.28    $12.44    $12.03    $10.81
June 30................           13.39     12.66     12.04     11.29
September 30...........           13.55     12.82     12.14     11.45
December 31............          ------     13.21     12.27     11.90


                                DIVIDENDS

     The Board of Directors of the Company has customarily declared and paid cash dividends on a quarterly basis. Quarterly cash dividends paid for the past four years are indicated in tabular form below.

              1st Quarter    2nd Quarter    3rd Quarter    4th Quarter

     1996     $.26           $.26           $.26           $.26
     1995     $.24           $.24           $.24           $.24
     1994     $.22           $.22           $.22           $.22
     1993     $.20           $.20           $.20           $.20

     It is the present intention of the Company's Board of Directors to continue its past policy of declaring and paying cash dividends quarterly. Nevertheless declaration and payment of future dividends is in the sole discretion of the Board of Directors and the amount and frequency of such dividends, if any, will be dependent upon many factors, including earnings, general economic conditions, and the financial condition and capital needs of the business, as well as on restrictions arising from federal banking laws and regulations to which the Company and the Bank are subject. See "INVESTMENT CONSIDERATIONS."

Although the Company paid a 5% stock dividend during the first quarter of 1993, and had previously paid stock dividends on other occasions, it does not ordinarily declare stock dividends and no prediction can be made as to whether, or when, any stock dividends will be paid in the future.

                              CAPITALIZATION

     The table below sets forth the consolidated capital structure and long-term debt of the Company and the Bank at December 31, 1995 and September 30, 1996. Because the proceeds of the Offering contemplated in this Prospectus will be paid to the Selling Stockholders, not the Company, the Offering will not have any effect on the Company's capitalization.

                                          12/31/95         09/30/96
Long Term Debt
   (9% Convertible Subordinated
      Debentures due August 1, 1998)      191,000          136,000
   (11% Convertible Subordinated
     Debentures due August 1, 2001)        74,000           65,000

                                                   12/31/95      09/30/96

Stockholders' Equity
   (Common Stock, $2.50 par value)
     Authorized:  2,000,000 shares
     Issued:   1,359,869 (12/31/95)
               1,398,638 (09/30/96)                 3,399,674     3,496,596

   Capital Surplus                                  5,513,703     5,968,568

   Retained Earnings                                9,056,562     9,527,226

Net Realized Loss on Marketable Equity Securities
 Unrealized gain (loss) on securities available
  for sale (net of tax)                                50,501           681
    Less Treasury Stock (1)                          <440,023>     <440,182>
    Total Stockholders' Equity                     17,580,417    18,552,889
    Total Stockholders' Equity and Long Term Debt  17,845,417    18,753,889

<F01> 29,355 shares and 29,364 shares, at December 31, 1995 and September 30,
      1996, respectively.

                           SELLING STOCKHOLDERS

     All of the Selling Stockholders are currently directors and/or executive officers of the Company. Because of their position with the Company, under applicable rules of the SEC they may be considered to be affiliates of the Company and therefore subject to the same limitations as the Company on the sale of Common Stock. Generally affiliates of a Company may not sell the stock of their company except pursuant to a registration statement covering the shares or pursuant to an applicable exemption from the registration requirements of federal securities laws. Although affiliates of public companies ordinarily rely on the SEC's exemptive Rule 144 in effecting sales of their company's stock, certain of the requirements of that rule effectively preclude reliance on it for sales of stock (such as that of the Company) in which there is no active public trading market.

     The purpose of the registration of shares in this Offering is to provide the Company's directors and executive officers with some measure of liquidity for their investment in the Company, by affording them an opportunity to engage in sales of Company stock from time to time in compliance with applicable federal securities laws. Management believes that providing the Company's directors and executive officers with a means by which they may make sales of Common Stock from time to time will assist the Company in retaining and recruiting individuals of high caliber to serve as executive officers and directors of the Company. Further, the Company believes that investment in the Common Stock by directors and executive officers helps to increase their identification with shareholder interests and should be encouraged. The registration of shares in this Offering is intended to remove the disincentive to such investment created by the restrictions on stock transfers by affiliates.

     The following table sets forth certain information regarding the Selling Stockholders. The shares of Common Stock offered hereby were acquired by the Selling Stockholders from the Company in various registered public offerings, pursuant to stock dividends or pursuant to conversion rights under the Company's 9% convertible subordinated debentures. Shares of the Common Stock may also have been acquired by Selling Stockholders in secondary transactions, including purchases through brokers and privately negotiated purchases not involving any broker or dealer. The convertible debentures to which some of the shares included in the table relate were acquired by the Selling Stockholders from the Company at the time of their original issuance in registered offerings of such debentures. All fractional shares have been rounded to the nearest full share.

                                                              Number of Shares
                          Number of Shares     Number of      and Percentage
                          and Percentage of    Shares of      Outstanding
Name of Selling           of Outstanding       Common Stock   Common Stock to
Stockholder and Position  Common Stock         Included in    be Owned After
with the Company          Currently Owned (1)  the Offering   the Offering (2)

Thomas E. Adams,           10,350   (.76%)      5,000 (3)     $  5,350   (.39%)
 Director

Francis P. Allard,          3,540   (.26%)        500 (4)        3,040   (.22%)
 Director

Elwood Duckless,           43,896  (3.21%)     39,465 (5)        4,431   (.32%)
 Director

Stephen P. Marsh,          23,960  (1.75%)      5,000 (6)       18,960  (1.38%)
 Vice President & Treasurer

Anne T. Moore,             16,578  (1.21%)     16,578 (7)          -0-     -0-
 Director

Rosemary M. Rowe,           1,759   (.13%)      1,759              -0-     -0-
 Secretary

Alan A. Wing,               2,623   (.19%)      1,222 (8)        1,401   (.10%)
 Vice President

Richard C. White,          23,684  (1.73%)      2,000 (9)       21,684  (1.58%)
 President, Chief Executive
 Officer and Director

TOTALS                    126,390              71,805           54,866

<F01> As of September 30, 1996, except for shares held indirectly by certain of the executive officers through investment in the Company stock fund under the Employee Savings (401(k)) plan, which are as of June 30, 1996, the date of the most recent plan report.
<F02> Assumes the sale of all shares to which this Prospectus relates.
<F03> Includes 4,309 shares held in an IRA for Mr. Adams' benefit.
<F04> Includes 3,043 shares held by Mr. Allard jointly with his wife,.
<F05> Includes 358 shares held by Mrs. Duckless and 7,169 shares held by Mr.
      Duckless jointly with his wife.
<F06> Includes 3,871 shares indirectly owned by Mr. Marsh by virtue of his participation in the Community Bancorp. stock fund under the Company's Retirement Savings Plan.
<F07> Includes 7,959 shares held by Mrs. Moore's husband.
<F08> Includes 194 shares Mr. Wing has the right to acquire upon conversion of
      9% Convertible Subordinated Debentures of the Company held by him; and 1,420 shares indirectly owned by Mr. Wing by virtue of his participation in the Community Bancorp. stock fund under the Company's Retirement Savings Plan. Except for his holdings through the company's Retirement Savings Plan, all of Mr. Wing's shares and debentures are held jointly with his wife.
<F09> Includes 1,709 shares held in an IRA for Mr. White's benefit, 9,019 shares indirectly owned by Mr. White by virtue of his participation in the Community Bancorp. stock fund under the Company's Retirement Savings Plan; and 644 shares held by Mr. White jointly with his wife.

Additional Information.

     The following table sets forth certain information concerning the Company's directors and executive officers. Except for directors Jacques R. Couture, Rosemary M. Lalime, Marcel M. Locke and Dale Wells who do not propose to sell any of their shares in this Offering, each of the individuals named below is a Selling Stockholder.

                                                            Director/
                                                            Executive
                                                            Officer of
                                                            Community
Name and age(1)             Principal Employment            Bancorp. Since

Directors, Term Expiring in 1997:

Anne T. Moore               Principal Real Estate Broker,   1993
Age 53                      Taylor Moore Agency, Inc.
                            Derby, VT
                            (insurance and real estate)

Elwood Duckless             Past President,                 1987
Age 55                      Newport Electric Company
                            Newport, VT

Rosemary M. Lalime          Principal Broker and Owner,     1985
Age 50                      All Seasons Realty
                            Newport, VT


Directors, Term Expiring in 1998:

Francis P. Allard           Retired,                        1993
Age 69                      Canadian National Railway
                            Island Pond, VT

Marcel M. Locke             Proprietor,                     1986
Age 57                      Parkview Garage
                            Orleans, VT

Dale Wells                  President                       1996
Age 50                      Dale Wells Building
                            Contractor, Inc.
                            St. Johnsbury, VT


Directors, Term Expiring in 1997:

Thomas E. Adams             Owner,                          1986
Age 49                      NPC Realty, Inc.
                            Holland, VT

Jacques R. Couture          Dairy Farmer/Maple Producer     1992
Age 46                      Westfield, VT

Richard C. White            President, Chief Executive      1983
Age 50                      Officer and Director,
                            Community Bancorp.
                            and Community National Bank
                            Derby, VT

Executive Officers:(2)
Stephen P. Marsh            Vice President and Treasurer    1980
Age 48                      Community Bancorp.,
                            Senior Vice President & Cashier,
                            Community National Bank

Alan A. Wing                Vice President,                 1980
Age 52                      Community Bancorp.,
                            Senior Vice President,
                            Community National Bank

Rosemary M. Rowe            Secretary,                      1986
Age 55                      Community Bancorp.,
                            Senior Vice President,
                            Community National Bank

<F01> Each is a director of both the Company and the Bank.  The dates indicated in the table reflect only service on the Board of Directors of the Company and not the Bank.
<F02> Other than Mr. White, President of the Company, who is also a director and is previously named in the table.

                           PLAN OF DISTRIBUTION

     The Common Stock offered hereby is not being offered through an underwriter. Rather, the Common Stock is being offered directly by the Selling Stockholders. The Common Stock may be sold from time to time in negotiated transactions, at fixed prices which may be changed, at trading prices prevailing at the time of sale, at prices related to such prevailing trading prices or at negotiated prices. The Selling Stockholders may effect such transactions directly with the purchaser of the stock or by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions.) The Selling Stockholders may also offer and sell the Common Stock from time to time in reliance upon applicable exemptive provisions of the Securities Act of 1933 rather than pursuant to this registration statement.

     The individual Selling Stockholders may sell their shares of Common Stock offered hereby in multiple transactions or may sell all of such shares as a block, in a single transaction.

                        DESCRIPTION OF COMMON STOCK

     The rights of the Company's common shareholders are governed generally by the Vermont Business Corporation Act (11A V.S.A. Sections 1.01 et seq.) and by the Company's Articles of Association, as amended, and its By-Laws, as amended and restated.

Authorized Common Stock.

     The Company has authorized capital stock consisting of 2,000,000 shares of $2.50 par value Common Stock, of which 1,369,274 shares were issued and outstanding as of September 30, 1996, held by approximately 767 shareholders of record, leaving 630,726 shares authorized but unissued. No other classes of stock are authorized.

     There are no present plans to issue any additional shares of the Company's Common Stock, except pursuant to the Company's Dividend Reinvestment Plan or as may be required upon the exercise of any conversion privileges by holders of the Company's convertible subordinated debentures. The Company has outstanding two classes of convertible debt securities: 11% Convertible Subordinated Debentures due 2004 and 9% Convertible Subordinated Debentures due 1998. Approximately 25,807 additional shares of Common Stock would be issued and outstanding if all such Debentures outstanding as of September 30, 1996 had been converted into Common Stock of the Company based on conversion ratios in effect as of such date. In addition, authorized but unissued shares could, but would not necessarily, be issued in connection with any future affiliations with other banks or companies. Although there are no present plans for any such affiliations, the Company will continue its past policy of exploring favorable opportunities for acquisitions or investments.

     Further, shares could be issued by the Board of Directors in one or more transactions that would make a takeover of the Company more difficult. For example, additional shares could be issued by the Board to dilute the stock ownership of any person seeking to obtain control of the Company or could be privately placed with purchasers who would support the Board in opposing a hostile takeover attempt.

Dividends.

     The holders of the Company's Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds legally available therefor. The Company's primary source of revenue, including funds for the payment of cash dividends, is dividends paid to the Company by the Company's subsidiary, Community National Bank (the "Bank"). Under national banking laws, the approval of the Comptroller of the Currency is required for the payment of a dividend to the Company by the Bank if the total of all dividends (including any proposed dividend) declared by the Bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. Payment of dividends by the Company to its shareholders is subject to applicable provisions of Vermont corporate law and applicable regulations and policies of the Federal Reserve. See "REGULATION AND SUPERVISION."

     While the Company intends to continue its past policy (and that of its predecessor, the Bank) of declaring and paying cash dividends quarterly, no assurance can be given as to the amount or frequency of future dividends, as they are dependent upon many factors, including earnings, general economic conditions, and the financial condition of the business. See "DIVIDENDS."
In the past the Company has not issued stock dividends on any regular basis and no prediction can be made as to whether any such dividends will be issued in the future.

Voting Rights.

     Holders of the Company's Common Stock are entitled to one vote per share on all matters requiring shareholder action, including election of Directors.

Classified Board of Directors.

     The Company's Articles of Association provide for a Board of Directors consisting of not more than 25 nor fewer than 9 individuals, to be divided into three classes having staggered terms of office, with approximately one-third of the directors elected each year. The number of directors within the permissible range fixed by resolution of the Board, but that number may be increased or decreased by the affirmative vote of at least 75% of the issued and outstanding Common shares. In addition, the affirmative vote of at least 75% of the issued and outstanding Common shares is required in order to amend or repeal the classification provisions. As a result of the division of the Board into three classes, a change in composition of the whole Board would take up to three years and change of a majority of the Directors would require two successive annual meetings.

     The provisions for classification of the Board are intended to help to promote continuity in the management and control of the Company and to discourage hostile attempts to takeover control of the Company by putting persons who might contemplate a surprise takeover on notice that control of the Board of Directors may not be obtainable in a short period of time. Those provisions, as well as the availability for issuance of a large number of authorized but unissued shares, and the requirements of applicable federal and state law prohibiting changes of control of the Company or the Bank without prior regulatory approval, could have the possible effect of deterring an offer for the Company at a substantial premium over the current trading price of the Company's Common Stock.

Preemptive Rights.

     Shareholders of the Company do not have preemptive rights to subscribe to additional shares of the Company's stock.

Redemption.

     The shares of the Company's Common Stock are not callable by the Company. Upon agreement with a shareholder, however, the Company may repurchase its own shares out of funds legally available therefor. A redemption would be subject to prior approval by the Federal Reserve Board if the gross consideration to be paid, when added to the net consideration paid by the Company for all other redemptions during the preceding twelve months, would equal or exceed 10% of the Company's net worth.

Liquidation Rights.

     The Company's shareholders are entitled to share, on a share-for-share basis, in any assets distributable after payment to creditors (including holders of the Company's convertible debentures), upon a liquidation, dissolution or winding up of the Company.

Statutory Liability; Calls or Assessments.

     The shares of the Company's Common Stock are not subject to any statutory liability nor are they subject to any calls or assessments.

Registration Under Section 12 of Exchange Act.

     The Common Stock is registered under Section 12(g) of the Securities and Exchange Act of 1934 and in accordance with that Act the Company files with the Securities and Exchange Commission proxy statements and annual and other periodic reports and information.

                              INDEMNIFICATION

     The officers, Directors, agents and employees of the Company and persons serving as directors, officers, agents or employees of another entity at the request of the Company are entitled to indemnification under the Articles of Association of the Company. Generally, such persons are entitled to indemnification against expenses incurred in connection with any suit, action or proceeding to which they are made a party by reason of their position with the Company.

     The Company is not currently involved in any pending or threatened litigation which might result in claims for indemnification against the Company by any of the Company's Directors or executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities
Act of 1933 and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  EXPERTS

     The consolidated financial statements and schedules of the Company for the year ended December 31, 1995, incorporated herein by reference to its Annual Report on Form 10-KSB for the year then ended, and to its Annual Report to Shareholders for the same period, have been examined by A.M. Peisch & Company, independent public accountants, as indicated in their report thereon, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

                           FINANCIAL INFORMATION

     This Prospectus is accompanied by, and should be read in conjunction with, the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, and the Company's quarterly reports on Form 10-QSB for the quarter ended September 30, 1996, which have been incorporated herein by reference.


No person has been authorized to give any information or to make any representations other than as contained in or incorporated by reference in this Prospectus, and if given or made, any such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the dates as of which information is furnished herein or since the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer.

===============================================
                Table of Contents
                                           Page
Available Information                         2
Incorporation of Certain Documents by
  Reference                                   2
Annual Reports to Security Holders            3
Prospectus Summary                            3
The Company                                   3
The Offering                                  4
The Common Stock                              5
Investment Considerations                     5
The Company and Bank                          8
Regulation and Supervision                    9
Use of Proceeds                              14
Nature of Trading Market; Book Value         14
Dividends                                    16
Capitalization                               16
Selling Stockholders                         17
Plan of Distribution                         21
Description of Common Stock                  21
Indemnification                              24
Experts                                      25
Financial Information                        25

===============================================

===============================================

                 COMMUNITY BANCORP.



                  71,805 shares of
                    Common Stock
             par value $2.50 per share



                 ------------------

                      PROSPECTUS

                 ------------------




                 ____________, 1996



===============================================
                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          * SEC registration fee. . . .      $   397.10
          * Printing and word processing . .     500.00
          * Legal fees and expenses . .        6,000.00
          * Accounting fees and expenses . .   1,500.00
          * Blue Sky filing fees and expenses
               (including counsel fees)            0.00
          * Other Expenses. . . . . . .            0.00
               Total. . . . . . . . . .      $ 8,397.10

* Estimated

Item 15.  Indemnification of Directors and Officers

Sections 8.50 through 8.58 of the Vermont Business Corporation Act contain provisions governing the indemnification of corporate directors and officers.
In general, the statute permits a corporation to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or entity, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, the indemnified individual must have had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit. Indemnification is not permitted with respect to any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein.

     Indemnification can be made by a corporation only upon a determination made in the manner prescribed by the statute that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the Vermont Business Corporation Act. That statutory indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. A corporation also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred by such person in his capacity as a director, officer, employee or agent of the corporation, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability. The indemnification provided by the Vermont Business Corporation Act, unless otherwise provided when authorized or ratified, continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Article 12 of the Company's Articles of Association contain similar provisions for indemnification of directors and officers.

The Company has purchased Directors and Officers Liability Insurance.

Item 16.  Exhibits

(10)(i)    Description of Community Bancorp. Officer Incentive Plan
    (ii) Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account sponsored by First Vermont Bank and Trust Company, Basic Plan Document #04 (February, 1993).
    (iii) Nonstandardized Adoption Agreement Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account sponsored by First Vermont Bank and Trust Company (December, 1994).
    (iv)   Lease dated January 6, 1994 by and between Community National
           Bank as lessee and the Town of Brighton, VT as lessor, relating to Island Pond branch office.
    (v) Lease dated March 28, 1985 by and between Community National bank as lessee and Dean M. and Barbara W. Comstock as lessors, relating to Barton branch office, as amended by letter dated June 15, 1994.
    (vi) Lease dated November 30, 1994, by and between Community National Bank as lessee and Roger F. Ames as lessor, relating to Newport branch office.
    (vii) Lease dated April 27, 1995 between Community National Bank as lessee and Murphy Realty Company, Inc. as lessor, relating to the St. Johnsbury branch office.
    (viii) Bid and Acceptance Documents dated June 5, July 24, and September 4, 1996, between Community National Bank as pruchaser and the State of Vermont as seller, relating to construction and purchase of a condo-minium in Emory A. Hebard State Office Building in Newport, Vermont.

(13) (i) Annual Report of Community Bancorp. on Form 10-KSB for the year ended December 31, 1995. *
     (ii) Quarterly Report of Community Bancorp. on Form 10-QSB for the Quarter ended September 30, 1996.*

(23)       Consent of A.M. Peisch & Company, independent public accountants.

[FN]
<F*>    Previously filed with the Commission pursuant to Section 13 of the
        Securities Exchange Act of 1934, and incorporated by reference herein. The Company's SEC file number is 0-16435.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Derby, State of Vermont, on October 8, 1996.

                         COMMUNITY BANCORP. (Registrant)

                         By:   /s/ Richard C. White, President
                              Signature and Title

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name                      Title                           Date

/s/ Thomas E. Adams       Director                        10/08/96
Thomas E. Adams

/s/ Francis P. Allard     Director                        10/08/96
Francis P. Allard

/s/ Jacques R. Couture    Director                        10/08/96
Jacques R. Couture

/s/ E. Duckless           Director                        10/08/96
Elwood Duckless

/s/ Rosemary M. Lalime    Director                        10/08/96
Rosemary M. Lalime

/s/ Marcel M. Locke       Director                        10/08/96
Marcel M. Locke

/s/ Stephen P. Marsh      Vice President and Treasurer;   10/08/96
Stephen P. Marsh          Principal Financial &
                          Accounting Officer

/s/  Anne T. Moore        Director                        10/08/96
Anne T. Moore

/s/ Dale Wells            Director                        10/08/96
Dale Wells

/s/ Richard C. White      President, Chief Executive      10/02/96
Richard C. White          Officer and Director